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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

                             TENDER OFFER STATEMENT
  UNDER TO SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)
                                   -----------

                              REXALL SUNDOWN, INC.
                            (NAME OF SUBJECT COMPANY)

                            NUTRICIA INVESTMENT CORP.
                             NUTRICIA FLORIDA, L.P.
                             NUTRICIA FLORIDA, INC.
                           NUTRICIA INTERNATIONAL B.V.
                             KONINKLIJKE NUMICO N.V.
                                 (ROYAL NUMICO)
                            (NAMES OF FILING PERSONS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    761648104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JULITTE VAN DER VEN
                            NUTRICIA INVESTMENT CORP.
                              C/O GUY SNYDER, ESQ.
                        VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 NORTH LASALLE STREET
                             CHICAGO, ILLINOIS 60601
                            TELEPHONE: (312) 609-7500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                               GUY E. SNYDER, ESQ.
                              STEVEN J. GRAY, ESQ.
                        VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 NORTH LASALLE STREET
                             CHICAGO, ILLINOIS 60601
                                 (312) 609-7500
                                  -------------


/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:     N/A             Filing Party:        N/A
Form or Registration No.:   N/A             Date Filed:          N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO , as amended ("Schedule TO") filed May 5, 2000 relating to the offer by Nutricia Investment Corp. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Koninklijke Numico ("Parent"), a company incorporated under the laws of the Netherlands, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, (the "Common Stock") of Rexall Sundown, Inc. (the "Company"), at a price of $24.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

         All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

         On May 25, 2000, the Company distributed an amendment to its
Schedule 14D-9 dated May 5, 2000 (the "Schedule 14D-9 Amendment"). The entire Schedule 14D-9 Amendment is set forth in Exhibit (a)(11).

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The first paragraph of Section 2 on page 3 of the Offer to Purchase is hereby deleted and replaced with the following:

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension), the Purchaser will accept for payment, and will pay for, all Shares validly tendered and not withdrawn as promptly as practicable after the Expiration Date.

         (b) Section 12 of the Offer to Purchase is hereby amended and supplemented by adding the following sentence as the first sentence of the first paragraph of Section 12 on page 35:

         All Offer Conditions, other than Required Regulatory Approvals (as defined below), will be satisfied or waived prior to the Expiration Date.

ITEM 11.  ADDITIONAL INFORMATION.

         (a) Section 17 of the Offer to Purchase is hereby amended and supplemented as follows:

         Item 8 of the Schedule 14D-9 Amendment, other than the new subsection (g) concerning the Projections (as defined therein), is incorporated herein by reference.

         (b) The information regarding Koninklijke Numico N.V. and Nutricia International B.V. on pages A-1 and A-2 of Schedule A to the Offer to Purchase is hereby amended and restated as follows:

KONINKLIJKE NUMICO N.V. ("Numico) and
NUTRICIA INTERNATIONAL B.V. ("Nutricia International")

         The following table sets forth the name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Nutricia International. Each person has a business address at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, the Netherlands, and is a citizen of the Netherlands, unless a different business address and/or citizenship is indicated under his or her name. Directors are indicated by an asterisk.


                                Present Principal Occupation or Employment
Name                                 and Five-Year Employment History
-----                          ----------------------------------------------
Erlend Jan van der Hagen*.......Chairman of the Supervisory Board of Numico
                                and Nutricia International since January 1992. Mr. van der Hagen is also Chairman of the Supervisory Board of Hagemeijer N.V.

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Peter Adrianus Wihelmus Roef*...Member of the Supervisory Board of Numico
                                and Nutricia International since May 1987.
                                Mr. Roef is also a member of the Supervisory
                                Board of Hagemeijer N.B., VNU N.V., Gamma
                                Holding N.V., Parcon N.V. and Robeco N.V.
Ellis Josst Ruitenberg*.........Member of the Supervisory Board of Numico
                                and Nutricia International since May 1996.
                                Mr. Ruitenberg has also served as the General and Scientific Manager of Central Blood Transfusion Laboratories of the Red Cross in Amsterdam for the past five years.
Robert Zwartendijk..............Member of the Supervisory Board of Numico
                                and Nutricia International since May 1998.
                                Mr. Zwartendijk served as a member of the
                                Board of Managing Directors of Koninklijke
                                Ahold N.V. from 1981 until his retirement in
                                May 1999.  Mr. Zwartendijk also holds the
                                following positions: Chairman of the
                                Supervisory Boards of Nutreco Holding N.V.
                                and Blokker Holding N.V., a member of the
                                Supervisory Boards of Buhrmann N.V.,
                                Randstad Holdings N.V. and Innoconcepts N.V., and a member of the Board of Telepanel
                                Systems Inc., Lincoln Snacks, Luis Paez, Disco Ahold International Holdings N.V. and Ahold Supermercados.
Cornelius Johannes Brakel*......Member of the Supervisory Board of Numico
                                and Nutricia International since May 1999.
                                Mr. Brakel was Chairman and Chief Executive
                                Officer of Wolters Kluwer from 1991 to May
                                1999.  Mr. Brakel also holds the following
                                positions: Chairman of the Executive Board of Wolters Kluwer N.V.; Chairman of the Supervisory Board of Kappa Packaging
                                Nederland V.V., Bols Royal Distilleries and
                                Unique International N.V.; member of the
                                Supervisory Board of Maxeres N.V. and
                                Kempen & Co. N.V.
Johannes C.T. Van der Wielen....President, Chief Executive Officer of Numico
                                and Nutricia International since January 1992 and member of the Executive Board of Numico and Nutricia International since January 1989, Mr. van der Wielen is also a member of the Supervisory Boards of Maxeres Holding N.V., Gouda Vuuvast Holding N.V. and Benckiser
                                N.V. In addition, he is a member of "Raad van Bestuur" Telindus V.V., a member of the Advisory Board of ABN AMRO, Chairman of "Stichting Continuiteit Wolters Kluwer" and a director of Numico National B.V.

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Philippe J.M. Misteli...........Chief Financial Officer and a member of the
                                Executive Board of Numico and Nutricia
                                International since May 2000.  From July 1997
                                to May 2000, Mr. Misteli served as the Chief
                                Financial Officer and a member of the Executive Board of Euro Disney. Prior to that,
                                Mr. Misteli held various positions with
                                Unilever, including Chief Financial Officer
                                North American Division and Head of
                                Commercial Services.
William E. Watts................Member of the Executive Board since
                                September 6, 1999. Director of General
                                Nutrition Companies, Inc. ("GNC") since
                                October 1991 and director of General
                                Nutrition, Incorporated ("GNI") since
                                January 1989. Mr. Watts has served as
                                President and Chief Executive Officer of GNC
                                since October 1991, as President of GNI
                                since September 1988 and as Chief Executive
                                Officer of GNI since December 1990. He
                                served as Senior Vice President of GNI from
                                January 1988 to September 1988 and as Senior
                                Vice President -- Retailing of GNI between
                                August 1985 and January 1988. Mr. Watts was
                                Vice President -- Retail Operations of
                                General Nutrition Corporation from February
                                1984 to August 1985 and prior thereto served
                                as Director of Retail Operations. Mr. Watts
                                is also a director of CT Farm & Country,
                                Inc.
Albert H. Eenink................Member of the Executive Board since September
                                6, 1999.  Mr. Albert Eenink joined Numico in
                                December 1997 and was appointed Director
                                Research and Development and a member of the Executive Committee. Prior to joining Numico, Mr. Eenink founded the National Institute for Agro/Food Technological Research in
                                Wageningen in 1990 and was its chief executive officer until 1997. From 1984 until 1990 he was director of the National Institute for Plant Breeding in Wageningen.

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ITEM 12.     MATERIAL TO BE FILED AS EXHIBITS

Item 12 is hereby amended and supplemented by adding the following:

(a)(11) Amendment No. 1 to the Schedule 14D-9 dated May 5, 2000.

(a)(12) Press release dated May 25, 2000.

(d)(13) First Amendment, dated May 25, 2000, to the Agreement and Plan of Merger dated April 30, 2000.

(d)(14) Memorandum of Understanding dated May 25, 2000.

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                                   SIGNATURES

 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2000


                                KONINKLIJKE NUMICO N.V.


                                By:    /s/ JOHANNES C.T. VAN DER WIELEN
                                      -----------------------------------------
                                Name:  Johannes C.T. van der Wielen
                                Title: President and Chief Executive Officer


                                NUTRICIA INVESTMENT CORP.


                                By:    /s/ JULITTE VAN DER VEN
                                      -----------------------------------------
                                Name:  Julitte van der Ven
                                Title: President


                                NUTRICIA FLORIDA, L.P.

                                By:    Nutricia Florida, Inc., its general
                                       partner


                                By:    /s/ JULITTE VAN DER VEN
                                      -----------------------------------------
                                       Name:  Julitte van der Ven
                                       Title: President


                                NUTRICIA FLORIDA, INC.


                                By:    /s/ JULITTE VAN DER VEN
                                      -----------------------------------------
                                Name:  Julitte van der Ven
                                Title: President


                                NUTRICIA INTERNATIONAL B.V.


                                 By:   /s/ JOHANNES C.T. VAN DER WIELEN
                                      -----------------------------------------
                                       Name:  Johannes C.T. van der Wielen
                                       Title: President and Chief Executive
                                              Officer


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                                  EXHIBIT INDEX


Exhibit
Number         Description
--------       ------------
(a)(11)        Amendment No. 1 to the Schedule 14D-9 dated May 5, 2000.
(a)(12)        Press release dated May 25, 2000.
(d)(13)        First Amendment, dated May 25, 2000, to the Agreement and Plan of
               Merger dated April 30, 2000.
(d)(14)        Memorandum of Understanding dated May 25, 2000.

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